UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 15, 2005

Commission File Number 0-29144

ILOG S.A.

(Translation registrant’s name into English)

9, rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Enclosure:

Press Release, dated June 15, 2005, re. ILOG  S.A– Disclosure of trading in own shares

Financial Communication

Paris, June 15, 2005

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 17,960,257 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares on May 24th, 2005

	Number of purchased Shares (1)	Weighted average price (in euros)	Amount (in euros)
May 24, 2005	2 585	9,84	25 436,40
Total	2 585	9,84	25 436,40
[1] including shares purchased through derivative financial instruments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name: ILOG S.A.

Date: June 15, 2005	By:	/s/ Jérôme Arnaud

	Name:	Jérôme Arnaud
	Title:	Chief Financial Officer